Exhibit 1.01

DowDuPont Inc.
Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of DowDuPont Inc. (“DowDuPont” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2018 for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2018, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

DowDuPont Merger of Equals
DowDuPont Inc. ("DowDuPont") was formed on December 9, 2015 to effect an all-stock, merger of equals strategic combination between The Dow Chemical Company ("Historical Dow" or “TDCC”) and E. I. du Pont de Nemours and Company (“Historical DuPont” or “EID”) (the "Merger Transaction"). On August 31, 2017 at 11:59 pm ET, (the "Merger Effectiveness Time") pursuant to the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the "Merger Agreement"), Historical Dow and Historical DuPont each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, Historical Dow and Historical DuPont became subsidiaries of DowDuPont (collectively, the "Merger"). Prior to the Merger, DowDuPont did not conduct any business activities other than those required for its formation and matters contemplated by the Merger Agreement.
DowDuPont has announced its intent to pursue, the separation of the combined Company's agriculture business, specialty products business and materials science business through a series of tax-efficient transactions (collectively, the "Intended Business Separations" and the transactions to accomplish the Intended Business Separations, the “separations”).
DowDuPont has formed two wholly owned subsidiaries: Dow Inc., to serve as a holding company for its materials science business, and Corteva, Inc., to serve as a holding company for its agriculture business.
In furtherance of the Intended Business Separations, DowDuPont is engaged in a series of internal reorganization and realignment steps (the “Internal Reorganization”) to realign its businesses into three subgroups: agriculture, materials science and specialty products. As part of the Internal Reorganization, the assets and liabilities aligned with the materials science business will be transferred or conveyed to legal entities that will ultimately be subsidiaries of Dow Inc. and the assets and liabilities aligned with the agriculture business will be transferred or conveyed to legal entities that will ultimately be subsidiaries of Corteva, Inc.

Following the Internal Reorganization, DowDuPont expects to distribute its materials science and agriculture businesses through two separate U.S. federal tax-free spin-offs in which DowDuPont stockholders, at the time of such spin-offs, will receive a pro rata dividend of the shares of the capital stock of Dow Inc. and of Corteva, Inc., as applicable (the “distributions”). The materials science business after the consummation of the applicable Internal Reorganization will be referred to as “Dow” and the agriculture business after the consummation of the applicable Internal Reorganization will be referred to as “Corteva”. Following the separation and distribution of Dow, which is targeted to occur on April 1, 2019, Historical Dow will be a subsidiary of Dow. DowDuPont, as the remaining company, will continue to hold the agriculture and specialty products businesses. DowDuPont is then targeted to complete the separation and distribution of Corteva on June 1, 2019, resulting in DowDuPont holding the specialty products businesses of the combined Company. After the distribution of Corteva, it is expected that DowDuPont will become known as "DuPont". Historical DuPont after the separations and distributions will hold the agriculture business and be a subsidiary of Corteva Inc.
The information presented in this Report is compiled from the disclosures made by each of TDCC and EID in their respective Forms SD and Conflict Minerals Reports and has been reviewed with DowDuPont leadership.

TDCC
TDCC combines science and technology to develop innovative solutions that are essential to human progress. TDCC’s market-driven, industry-leading portfolio of advanced materials, industrial intermediates and plastics deliver a broad range of differentiated technology-based products and solutions to customers in high-growth markets such as packaging, infrastructure, and consumer care.

During calendar year 2018, TDCC determined that certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by TDCC, or contracted by TDCC to be manufactured by a third party. Four of TDCC’s principal product groups manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These four businesses are Electronics & Imaging, Polyurethanes & CAV, Infrastructure Solutions Silicones, and Consumer Solutions.

Separately, there are a total of nine TDCC product groups, including Electronics & Imaging, Polyurethanes & CAV, Infrastructure Solutions Silicones, and Consumer Solutions, that utilize Conflict Minerals, as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. TDCC includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry and due diligence on these materials in addition to the metals and metal alloys.

EID
EID is a science company helping customers find solutions to capitalize on areas of growing global demand - enabling more, safer, nutritious food; creating high-performance, cost-effective and energy efficient materials for a wide range of industries; and increasingly delivering renewably sourced bio-based materials and fuels.

EID undertook an extensive process through its Product Stewardship organization to identify products containing Conflict Minerals necessary to their functionality or production. As a result, it determined that Conflict Minerals were necessary to the functionality or production of certain products that were manufactured, or contracted to be manufactured, by EID and for which the manufacture was completed during calendar year 2018 (the “2018 Covered Products”).
The 2018 Covered Products are part of EID’s safety and construction product line, which includes protective materials.

CONFLICT MINERALS APPROACH

TDCC
TDCC shares the concern that Conflict Minerals sourced from the Covered Countries may come from mines or trading routes controlled by armed groups in the Covered Countries. It is TDCC’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. TDCC’s policy with regard to the responsible sourcing of Conflict Minerals is available on its website at corporate.dow.com/about/codes-of-conduct/conflict-minerals.

TDCC is a “Downstream company,” that is, TDCC is part of the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Conflict Minerals are components in some of the supplies that TDCC purchases from its vendors. Because the Conflict Minerals enter TDCC’s supply chain many layers removed from TDCC, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and TDCC has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by TDCC. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

TDCC has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environmental health and safety functions. TDCC’s due diligence process and its implementation was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), as applicable to Downstream companies.

TDCC purchases of Conflict Minerals and Organometallic Compounds are made only from vendors approved in advance by TDCC, which maintains a list of approved vendors. TDCC expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, as may be amended over time. In addition, the TDCC also expects its vendors to provide all necessary information in connection with TDCC’s reasonable country of origin inquiry (“RCOI”) with regard to products supplied to TDCC that contain Conflict Minerals. TDCC incorporates its expectations with regard to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information regarding Conflict Minerals in a standard template used for raw materials procurement and in the TDCC’s Code of Conduct for Suppliers, available on its website at corporate.dow.com/about/suppliers/expectations. TDCC reserves the right to assess and monitor any vendor’s compliance with TDCC’s Conflict Minerals practices. Vendors who are not in compliance are expected to implement corrective actions or they may not be considered for future business.

EID
As a global purchaser and supplier of goods, EID is committed to preventing the use of Conflict Minerals that fund armed conflict in the Covered Countries. EID does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. However, EID’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the 2018 Covered Products and the original sources of the Conflict Minerals. EID’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at http://www.dupont.com/corporate-functions/our-company/insights/articles/position-statements.html.

EID established an internal “Conflict Minerals” team led by its Chief Procurement Officer to champion compliance with its Statement of Principles, disclosure requirements regarding Conflict Minerals, and communications with its suppliers and customers. EID has established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of EID’s RCOI.

EID conducts supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

TDCC
TDCC purchases seventy-four products which incorporate Conflict Minerals, in the form of metal and metal alloys, and/or Organometallic Compounds. These purchases are from fifty-six different vendors.

TDCC conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by TDCC consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

TDCC communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, TDCC’s purchasing policy with regard to Conflict Minerals, TDCC’s expectations with regard to vendor sourcing of Conflict Minerals and requested the vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The Template was created by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative, (“RMI”), founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT includes a number of questions and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

The results from the vendor survey are provided below by metal and include smelter names and locations:

Metal	Conflict Free Smelters Registered	Smelter name and location	Smelter Country
Tin	CID001105	Malaysia Smelting Corp.	Malaysia
Tin	CID001477	PT Timah (Persero) Tbk Kundar	Indonesia
Tin	CID001070	China Tin Group Co. Ltd. (Laibin)	China
Tin	CID001482	PT Timah (Persero) Tbk Mentok	Indonesia
Tin	CID001490	PT Tinindo Inter Nusa	Indonesia
Tin	CID002773	Metallo Belgium N.V. (Beerse)	Belgium
Tin	CID001173	Mineração Taboca S.A. (Bairro Guarapiranga)	Brazil
Tin	CID001182	Minsur (Paracas)	Peru
Tin	CID002036	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	CID002776	PT Bangka Prima Tin	Indonesia
Tin	CID002455	CV Venus Inti Perkasa	Indonesia
Tin	CID001453	PT Mitra Stania Prima (Sungailiat)	Indonesia
Tin	CID002158	Yunnan Fengfeng Nonferrous Metals Co. Ltd.	China
Tin	CID001898	Thailand Smelting & Refining Co Ltd (Amphur Muang)	Thailand
Tin	CID001539	Rui Da Hung	Taiwan
Gold	CID001152	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	CID000920	Asahi Refining USA Inc.	USA
Gold	CID000924	Asahi Refining Canada Ltd.	Canada
Gold	CID001534	Royal Canadian Mint	Canada
Gold	CID000694	Heimerle & Meule ( Pforzheim)	Germany
Gold	CID000711	Hereaus Precious Metal (Hanau)	Germany
Gold	CID001153	Metalor Technologies S.A. (Marin)	Switzerland
Gold	CID001149	Metalor Technologies (Hong Kong) Ltd. (Kwai Chung)	China
Gold	CID001147	Metalor Technologies (Suzhou) Ltd. (Suzhou)	China
Gold	CID001157	Metalor USA Refining Corporation (North Atleboro)	USA

TDCC received responses from all of its vendors of Conflict Minerals. In most instances, TDCC only received information about products containing Conflict Minerals and the smelter/refiner. In some instances, the responses TDCC received from vendors did not provide information beyond the identification of products containing Conflict Minerals and the related smelter/refiner and mine. Some vendors reported on a corporate level as to all smelters that provided Conflict Minerals to the vendor rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to TDCC. As part of TDCC’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, TDCC followed up with vendors who did not provide timely responses to its survey or only provided partial information. TDCC’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it is extremely difficult to know where the ultimate country or origin or which mine the Conflict Minerals originated from. After receiving the vendor responses, the TDCC compared the results to the list of Conflict-Free Smelters maintained by the RMI.

The Responsible Minerals Assurance Process (“RMAP”) uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the RMI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. The RMAP validation is a voluntary process and, at this time, all smelters/refiners identified by TDCC, as provided in the table above, have become validated as Conflict-Free Smelters. In determining whether further due diligence is required in a given instance, TDCC has in certain instances also relied upon additional vendor certification or participation in the RMAP in determining the source of the Conflict Minerals in its materials or products.

TDCC is unable to determine country of origin for a portion of the Conflict Minerals reported by TDCC due to the lack of complete mine information received. A small percentage of the Conflict Minerals purchased from suppliers by TDCC may have originated from the Covered Countries as some of the identified smelters/refiners source from multiple countries or provided incomplete mine information. However, as noted in the table above, all of the identified smelters/refiners are validated as a Conflict-Free Smelter by the RMI.

EID
The 2018 Covered Products are part of EID's electronics and imaging product line, safety and construction product line, and the transportation and advanced polymers product line. For each of the 2018 Covered Products, EID conducted in good faith, a RCOI regarding the Conflict Minerals that included:

1.	Mapping EID’s supply chain,
2.	Contacting each supplier or vendor to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and
3.
Obtaining written certifications from suppliers regarding the source for the 2018 necessary Conflict Minerals through the Conflict Mineral Reporting Template, a standardized reporting template developed by the RMI.

The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the 2018 Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources.

Following EID’s RCOI, EID identified that it had sourced Conflict Minerals from two suppliers for manufacture of certain 2018 Covered Products that are part of EID’s safety and construction line, (“Identified 2018 Covered Products”). EID conducted additional supply chain due diligence regarding the source and supply chain for Conflict Minerals supplied by the two suppliers and used in the Identified 2018 Covered Products.

EID does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, EID actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. EID leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the RMI and the related CMRT. EID’s due diligence included reliance on work conducted by the RMI, specifically the RMAP, which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards.

EID worked directly with the suppliers and received a completed CMRT from each supplier verifying that the Conflict Minerals used in the Identified 2018 Covered Products were sourced from multiple smelters and refineries each of which had been audited and validated by the RMAP.

Product Line	2018 Identified Covered Product	Conflict Mineral	Covered Country
Safety and Construction	Tychem® Test Kit (99081000000001UV)	Tin Tantalum Tungsten Gold	Democratic Republic of Congo, Zambia
	Zippers	Tin

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

TDCC
TDCC’s due diligence processes are based on the necessity of gathering information from TDCC’s direct vendors, and then, in turn, TDCC’s vendors seeking similar data from other Downstream companies. TDCC, and other Downstream companies, rely on the list of the refiners and smelters maintained by the RMI. TDCC will continue to work with its vendors to improve their completeness and quality of responses, and to improve its ability to track Conflict Minerals in its supply chain. TDCC’s ongoing efforts have resulted in responses from all vendors and their responses indicate full validation of the smelters/refiners under RMAP.

EID
For risks identified as a part of the due diligence process, EID has established an ongoing risk management and assessment program that includes:

a.	Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;

b.	Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and

c.	Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Due to the complexity of its supply chains, EID does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. EID does support and leverage audit work conducted by the RMI to comply with the OECD Guidance to conduct independent third-party audits. The RMI has implemented a RMAP and has been conducting mineral audits for several years. EID also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.